Prudential Investment Portfolios, Inc. 15

655 Broad Street

Newark, New Jersey 07102

December 7, 2021

VIA EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Alberto Zapata

Re:	Prudential Investment Portfolios, Inc. 15: Form N-1A
Post-Effective Amendment No. 80 to the Registration
Statement under the Securities Act of 1933;
Amendment No. 79 to the Registration Statement under
the Investment Company Act of 1940
Securities Act Registration No. 002-63394
Investment Company Act No. 811-02896

Dear Mr. Zapata:

We filed through EDGAR on September 24, 2021 on behalf of Prudential Investment Portfolios, Inc. 15 (the "Corporation" or the "Registrant") Post-Effective Amendment No. 80 (the "Registration Statement") to the Registrant's Registration Statement on Form N-1A under the Securities Act of 1933, as amended (the "1933 Act"), and Amendment No. 79 under the Investment Company Act of 1940, as amended (the "1940 Act"). The Registration Statement was filed pursuant to Rule 485(a)(2) under the 1933 Act solely for the purpose of adding PGIM ESG High Yield Fund (the "Fund") as a new series of the Corporation.

This letter is intended to respond to the comments on the Registration Statement that the staff of the Division of Investment Management (the "Staff") of the Securities and Exchange Commission (the "Commission") conveyed by telephone to Diana Huffman on November 12, 2021. For your convenience, a summary of the Staff's comments is included herein and the Registrant's responses are keyed accordingly, as set forth below. Any changes made in response to the Staff's comments will be reflected in Post-Effective Amendment No. 82 (the "Amendment") to the Registrant's Registration Statement to be filed on December 7, 2021, with an effective date of December 8, 2021, pursuant to Rule 485(b) under the 1933 Act with immediate effectiveness. Capitalized terms not otherwise defined herein have the meanings given them in the Amendment. Page numbers referenced herein are those set forth in the Registration Statement.

PROSPECTUS

Investments, Risks and Performance

1.Comment

We note that the Fund invests, under normal circumstances, at least 80% of its investable assets in a diversified portfolio of high yield fixed income instruments. Please disclosure what percent of the Fund's assets may be invested in below investment grade instruments.

Response

The disclosure states that for purposes of the Fund's 80% investment policy, high yield fixed income instruments include fixed income instruments rated Ba or lower by Moody's Investors Service, Inc. (Moody's) or BB or lower by S&P Global Ratings (S&P), and instruments either rated by another nationally recognized statistical rating organization (NRSRO), or considered by the subadviser to be of comparable quality, that is, junk bonds.

2.Comment

We note that the Fund may use third party screening agents to exclude certain issuers. Please clarify whether such screening will apply solely with respect to high yield fixed income instruments included in the Fund's 80% investment policy, or whether screening will apply to the entire portfolio.

Response

The screening methodology applies to the entire portfolio. Additional disclosure has been added to make this clear.

3.Comment

With respect to the paragraph discussing the subadviser's use of third-party screening agents to exclude issuers that do not meet the subadviser's investment criteria, please provide further discussion regarding how these revenue thresholds are determined.

Response

The revenue thresholds are determined based the subadviser's understanding of market best practice and general expectations of ESG-minded investors. Disclosure is included to clarify that exclusion of conventional weapons, tobacco, thermal coal generation and extraction, oil sands extraction, artic oil and gas exploration and gambling activities are based on certain revenue thresholds as determined by the subadviser, while exclusion of issuers that have carbon emissions activities are based on the levels of carbon emission intensity (which threshold is determined by the subadviser). We believe that this disclosure is clear as written.

4.Comment

With respect to the paragraph discussing the subadviser's use of third-party screening agents to exclude issuers that do not meet the subadviser's investment criteria, if the list of excluded issuers is complete as written, please replace "include" with "are".

Response

As ESG methodology is continuously evolving, we have determined that it would be appropriate to keep the disclosure as is, as the types of excluded issuers may expand or change over time.

5.Comment

Please explain how the Fund defines "controversial weapons".

Response

Controversial weapons include anti-personnel mines, biological and chemical weapons, cluster weapons, depleted uranium, nuclear weapons, and white phosphorus. The disclosure has been updated to clarify.

6.Comment

With respect to the second paragraph in the principal investment strategies section on foreign and emerging markets, please provide more robust disclosure regarding the geographic scope of the Fund's investments in foreign debt securities. Expand on the types of foreign securities the Fund intends to invest in. If no such limits exist, please make that clear.

Response

The requested changes have been made.

Risks

7.Comment

With respect to the Fund's principal risk disclosure, we note that the principal risks appear in alphabetical order. Please consider ordering the risks to prioritize those most likely to adversely affect the Fund, its yield, net asset value and total return. After listing the most significant risks, the remaining risk factors may be alphabetized. Please see the guidance on our website, ADI 2019-08, "Improving Principal Risks Disclosure."

Response

We respectfully decline to make this change. The sections of the Fund's prospectus disclosing principal risks comply with Form N-1A requirements. In addition, as the principal risks are currently clearly listed in alphabetical order, we believe that investors would be cognizant of that fact and thus would not make any wrongful assumptions on the salience of the risk factors based on their current order. Further, as all of the risks listed are risks that we have determined to be principal, we think it would be inappropriate to attempt to emphasize the importance of some over others by attempting to change the order of the principal risks based on the magnitude of each risk. The magnitude of a principal risk may increase or decrease over time due to changing market conditions. As such, the order of magnitude may fluctuate during the time period that the Fund's Prospectus is effective, potentially rendering the order chosen as of the initial effective date of the Prospectus inaccurate. Finally, absent some clear standard in Form N-1A as to how determine the importance of various principal risks, we are concerned that asking registrants to perform this exercise will lead to wide discrepancies among various similar funds throughout the industry, which will ultimately lead to investor confusion when comparing funds and attempting to make an investment decision.

8.Comment

We note that there is a risk factor for "emerging markets risk". Please include corresponding strategy disclosure with respect to investments in emerging markets.

Response

The requested change has been made.

9.Comment

We note that there is a risk factor for "derivatives risk". Please include corresponding strategy disclosure with respect to investments in derivatives.

Response

The requested change has been made.

Statutory Prospectus

10.Comment

Please confirm that where a change is made in response to a comment in the summary prospectus, corresponding changes are made wherever similar disclosure appears in the statutory prospectus.

Response

The Fund confirms that applicable corresponding changes have been made.

Statement of Additional Information

11.Comment

In the section titled, "Proxy Voting," please add disclosure that explains how the Fund will approach relevant ESG proxy issues for its portfolio companies. Alternatively, the Fund should explain in correspondence why it believes such disclosure is not required.

Response

To the extent that the Fund engages in proxy voting activities (notwithstanding its status a as a fixed income fund), the Fund will vote proxies in a manner that takes into account the Fund's investment strategy, including application of the Fund's ESG methodology. The Registrant has reviewed the relevant disclosure in the SAI and believes that it adequately describes the policies and procedures that the Fund and subadviser use to determine how to vote proxies relating to portfolio securities, consistent with Item 17(f) of Form N-1A. Notwithstanding the foregoing, the subadviser will generally review specific ESG proxy proposals and consider each proposal on a case by case basis.

* * *

Any questions or comments concerning the above may be communicated to Diana Huffman at (973) 367- 8982.

Sincerely,

/s/ Diana Huffman Diana Huffman

Vice President & Corporate Counsel

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